Exhibit 21.1

SENMIAO TECHNOLOGY LIMITED

List of Subsidiaries

As of March 31, 2021, the subsidiaries of Senmiao Technology Limited, including the variable interest entities, are listed as follows:

Subsidiary	Place of Incorporation
Senmiao Technology (Hong Kong), Limited	Hong Kong
Yicheng Financial Leasing Co., Ltd.	PRC
Sichuan Senmiao Zecheng Business Consulting Co., Ltd.	PRC
Hunan Xixingtianxia Technology Co., Ltd.	PRC
Chengdu Corenel Technology Co., Ltd.	PRC
Hunan Ruixi Financial Leasing Co., Ltd.	PRC
Hunan Ruixi Automobile Leasing Co., Ltd.	PRC
Chengdu Xichuang Technology Service Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Sichuan Senmiao Ronglian Technology Co., Ltd.	PRC
Sichuan Jinkailong Automobile Leasing Co., Ltd.	PRC